Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, N.Y. 10010-3629

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

July 31, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long Asia Timmons-Pierce Tracey Houser Terence O’Brien

Re:	Sunrun Inc. Registration Statement on Form S-1 Registration File No. 333-205217

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Sunrun Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on August 4, 2015, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 22, 2015:

(i)	Dates of distribution: July 22, 2015 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 7

(iii)	Number of prospectuses furnished to investors: approximately 2,043

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 225

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. LLC Acting severally on behalf of themselves and the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ted Michaels
Name: Ted Michaels
Title: Director

GOLDMAN, SACHS & CO.

By:	/s/ Richard Cohn
Name: Richard Cohn
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Cummings
Name: Lauren Cummings
Title: Executive Director

[Signature Page to Underwriters’ Acceleration Request]